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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

EMISPHERE TECHNOLOGIES, INC

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Doron Lipshitz, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 291345106			Page 2 of 22

1.	Name of Reporting Person: MHR CAPITAL PARTNERS (500) LP (f/k/a MHR Capital Partners LP)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,693,632

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 3,693,632

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,693,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 291345106			Page 3 of 22

1.	Name of Reporting Person: MHR ADVISORS LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,202,857

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,202,857

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,202,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 291345106			Page 4 of 22

1.	Name of Reporting Person: MARK H. RACHESKY, M.D.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,254,585

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,254,585

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,254,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.5%

14.	Type of Reporting Person (See Instructions): IN; HC

Page 5 of 22 Pages
     This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005 (the “Schedule 13G”).
Item 1. Security and Interest
     This Statement relates to the Shares. The address of the principal executive office of the Issuer is 765 Old Saw Mill River Road, Tarrytown, New York 10591.
Item 2. Identity and Background
     This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
     (i) MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP) (“Capital Partners (500)”);
     (ii) MHR Advisors LLC (“Advisors”); and
     (iii) Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to securities held for the accounts of each of Capital Partners (500), MHR Capital Partners (100) LP (“Capital Partners (100)”) and other investment funds affiliated with Dr. Rachesky (the “Funds”), each a Delaware limited partnership. Advisors is the general partner of each of Capital Partners (500) and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Capital Partners (500) and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and other affiliated entities and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Capital Partners (500), Capital Partners (100) and the Funds.
     The Reporting Persons:
     The principal business of Capital Partners (500) is investment in securities.
     Advisors is a Delaware limited liability company and the general partner of Capital Partners (500). The principal business of Advisors is to provide management and advisory services to Capital Partners (500). Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Dr. Rachesky is the managing member of Advisors. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.
     Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.
     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has

Page 6 of 22 Pages

been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Between February 16, 2005 and March 15, 2005, Capital Partners (500) purchased an aggregate of 661,038 Shares in brokerage transactions for prices ranging from $3.5373 to $5.3141 per Share for an aggregate price of $3,202,221. The source of the funds for such purchases was Capital Partners (500)’s working capital. Between February 16, 2005 and March 15, 2005, Capital Partners (100) purchased an aggregate of 88,962 Shares in market transactions for prices ranging from $3.5373 to $5.3141 per Share for an aggregate price of $430,490. The source of the funds for such purchases was Capital Partners (100)’s working capital.
     On March 31, 2005, Capital Partners (500) purchased from the Issuer units consisting of an aggregate of 2,195,698 Shares and warrants (“Warrants”) to purchase an aggregate of 823,387 Shares for an aggregate purchase price of $8,640,072. On March 31, 2005, Capital Partners (100) purchased from the Issuer units consisting of an aggregate of 304,302 Shares and Warrants to purchase an aggregate of 114,114 Shares for an aggregate purchase price of $1,197,428. The source of the funds for such purchases was Capital Partners (500)’s and Capital Partners (100)’s working capital.
     Pursuant to the Investment Agreement (described under Item 4 below), on September 26, 2005, the Issuer granted Capital Partners (500), Capital Partners (100)  and the Funds the Warrant Purchase Option (defined below).
Item 4. Purpose of Transaction
     All of the Shares reported herein as having been acquired for the accounts of Capital Partners (500) and Capital Partners (100) were acquired or disposed of for investment purposes. Except as otherwise set forth in this statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of disposing of Shares, or entering into various corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.
     From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by

Page 7 of 22 Pages

applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.
     Investment and Exchange Agreement
     On September 26, 2005, the Issuer and Capital Partners (500), Capital Partners (100), MHR Institutional Partners II LP (“Institutional Partners II”) and MHR Institutional Partners IIA LP (“Institutional Partners IIA”, and collectively with Capital Partners (500), Capital Partners (100) and Institutional Partners II, the “Investor”) executed an Investment and Exchange Agreement (the “Investment Agreement”). The following is a summary description of the material terms of the Investment Agreement and is qualified in its entirety by reference to the terms of the Investment Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.
     A. The Transactions
     Pursuant to the Loan Agreement described below, on September 26, 2005, Institutional Partners IIA made a loan to the Issuer in the amount of $15,000,000 (the “Secured Loan”). As soon as practicable, but no later than 90 days after the date of the Investment Agreement, the Issuer is obligated to hold a meeting of its stockholders for the purpose of obtaining their approval (the “Stockholder Approval”) of the transactions described in the Investment Agreement, including amendments to the Issuer’s Certificate of Incorporation to provide for certain board representation rights (as described below) for the Investor. In addition, not later than the fifteenth business day after the date of the Investment Agreement, the Issuer is obligated to file preliminary proxy materials with the Securities and Exchange Commission (the “Commission”) seeking the Stockholder Approval.
     After the Closing, Institutional Partners IIA transferred portions of its interests in the Secured Loan to the other entities comprising the Investor. If the Stockholder Approval is obtained, the Investor may exchange the Secured Loan for Convertible Notes. See “Senior Secured Term Loan Agreement – Exchange of Secured Loan for Convertible Notes” and “Convertible Notes” below.
     B. Board Representation Rights
     The Investor shall have the right to nominate one director (the “MHR Nominee”) and designate one observer (the “MHR Observer”) to the Issuer’s Board of Directors. The MHR Observer shall be permitted to attend meetings of the Board of Directors and its committees solely in a non-voting capacity. Pursuant to the Investment Agreement, effective September 26, 2005, the Board of Directors has elected Dr. Rachesky to the Board of Directors as the MHR Nominee. In his capacity as a Director of the Issuer, Dr. Rachesky may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Investor and the Board of Directors shall promptly select an independent director mutually agreed upon by the Issuer and the Investor (the “Mutual Director”).

Page 8 of 22 Pages

     Pursuant to the Investment Agreement, at a special meeting of the stockholders, the Issuer will seek shareholder approval of certain amendments to the Issuer’s Amended and Restated Certificate of Incorporation which would include, among other things, certain provisions relating to the Investor’s rights to appoint directors to the Board of Directors and election and removal of the MHR Nominee and the Mutual Director, as will be set forth in the proposed amendment to the Issuer’s Amended and Restated Certificate of Incorporation which would be provided by the Issuer to stockholders prior to the special meeting.
     C. Preemption and Antidilution Rights
     After the date of the Investment Agreement, the Investor shall be entitled to customary antidilution protection, including preemptive rights with respect to any issuances of common stock or common stock equivalents by the Issuer.
     D. Amendment to Warrants
     The Issuer and each of Capital Partners (100) and Capital Partners (500) has amended, as of the Closing Date, Warrants A3 and A4, respectively. The amendments increased the existing anti-dilution protection of the Warrants by adding both (i) Full Ratchet Protection (as defined below) in the event of any issuance of securities by the Issuer with a purchase price, conversion price or exercise price less than the exercise price of the Warrants and (ii) Weighted Average Protection (as defined below) in the event of an issuance of securities by the Issuer with a purchase price, conversion price or exercise price less than the market price of the Common Stock at the time of such issuance. Each of Capital Partners (100) and Capital Partners (500) is entitled to purchase 47,152 and 340,222 shares of Common Stock, respectively, at an exercise price of $4.00 per Warrant.
     E. Warrant Purchase Option
     On any date more than 45 days after the Closing Date (as defined below), the Investor shall have the option to purchase from the Issuer, in whole or in part, and the Issuer shall sell to the Investor, warrants to purchase up to 617,211 Shares at $0.01 for each of the first 67,084 warrants and $1.00 per warrant for each additional warrant (the “Warrant Purchase Option”). These warrants will have an exercise price of $4.00, will expire on a date six years after the Closing Date and otherwise be entitled to customary anti-dilution protection.
     F. Rights Agreement Amendment
     The Issuer and Mellon Investor Services, LLC, the Rights Agent, amended the Rights Agreement, dated as of February 23, 1996 and restated as of June 7, 2001 (the “Rights Agreement”) to exempt Institutional Partners II and Institutional Partners IIA, together with any of their affiliates, from the definition of Acquiring Person (as such term is defined in the Rights Agreement).

Page 9 of 22 Pages

     Senior Secured Term Loan Agreement
     On September 26, 2005 (the “Closing Date”), the Issuer, as Borrower, and Institutional Partners IIA, as Lender (“Lender”), entered into a Senior Secured Term Loan Agreement (the “Loan Agreement”), pursuant to which the Lender made the Secured Loan to the Issuer. The following is a summary description of the material terms of the Loan Agreement and the promissory note issued pursuant thereto and is qualified in its entirety by reference to the terms of the Loan Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference. Immediately after the Closing, the Lender transferred certain interests in the Secured Loan, as described under “The Transactions” above.
     A. Principal; Maturity; Security
     The initial principal amount of the Secured Loan is $15,000,000. The maturity date of the Secured Loan is September 26, 2012 (the “Maturity Date”). All payments and obligations under the Loan Agreement are secured by a first priority lien on substantially all of the assets of the Issuer, including the funds held in the disbursement account (discussed below), pursuant to the Pledge and Security Agreement entered into in connection with the Loan Agreement (the “Security Agreement”), which is filed as Exhibit 4 hereto and is incorporated herein by reference.
     B. Interest
     Interest on the Secured Loan accrues at a per annum rate of 11.00% (“Secured Loan Interest Rate”), compounded monthly from the Closing Date. Upon occurrence of an “Event of Default” under the Loan Agreement and notice from the Lender, except for a Stockholder Approval Default (as defined below), interest on the Secured Loan will accrue at a rate per annum equal to the Secured Loan Interest Rate plus 2.00%. Each interest payment will accrue and be paid (i) in cash quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, (ii) in cash upon the earliest to occur of the redemption date upon a change of control of the Issuer (discussed below), a Stockholder Approval Default (as defined below) or an Event of Default, or (iii) in Convertible Notes on the date of the consummation of the Exchange (as defined below).

Page 10 of 22 Pages

     C. Exchange of Secured Loan for Convertible Notes
     At any time after the Issuer obtains the Stockholder Approval, the Investor shall have the right, but not the obligation, to exchange the Secured Loan (the “Exchange”), in whole but not in part, into an 11.00% Senior Secured Convertible Note of the Issuer (the “Convertible Note”) having a principal amount equal to (i) the principal amount of the Secured Loan plus (ii) the amount of accrued but unpaid interest on the principal amount of the Secured Loan at the Secured Loan Interest Rate, from the Closing Date until the date of the Exchange.
     D. Disbursement Account
     The proceeds of the Secured Loan were disbursed to an investment account which has been pledged to the Lender to secure repayment of the Secured Loan and which the Lender has sole authority, between the Issuer and the Lender, to permit the Issuer to withdraw the funds therein (other than any interest earned thereon). On the request of the Issuer, funds in this account shall be disbursed to an operating account of the Issuer to the extent such requested amounts for any period are not in excess of 103% of amounts in the Issuer’s budget for such period, and provided that Issuer certifies to the Lender that no event of default has occurred, no material adverse change has occurred and the Issuer’s representations and warranties under the Loan Agreement continue to be true and correct. Upon the request of the Lender the funds in this account will be transferred to a separate account, pledged to the Lender to secure repayment of the Secured Loan, in which the Lender has an ownership interest in addition to the security interest granted pursuant to the Loan Agreement, or such other account as is acceptable to the Lender.
     E. Ranking
     The Secured Loan is senior indebtedness of the Issuer, ranking senior to all other indebtedness of the Issuer in all respects, including senior in right of payment in full in cash; provided, however, that notwithstanding such ranking and first priority security interest, the indebtedness of the Issuer under the $10,000,000 Convertible Promissory Note dated December 1, 2004, to the order of Novartis Pharma AG (the “Novartis Note”), ranks pari passu in right of payment with the Secured Loan.
     F. Redemption Upon Change of Control
     Upon any change of control of the Issuer, Lender has the right to require the Issuer to purchase the Secured Loan by paying Lender an amount equal to 104% of the outstanding principal amount of the Secured Loan plus any accrued and unpaid interest thereon, calculated at the Secured Loan Interest Rate, through the redemption date (the “Redemption Date”).
     G. Stockholder Approval Default
     In addition to other customary Events of Default contained in the Loan Agreement, the failure to obtain Stockholder Approval on or prior to 90 days after the Closing Date constitutes an Event of Default under the Loan Agreement (a “Stockholder

Page 11 of 22 Pages

Approval Default”). In the event of a Stockholder Approval Default, all amounts due under the Loan Agreement shall immediately accelerate, including the principal amount outstanding and all accrued and unpaid interest, and Lender shall be entitled to receive, in addition to all such amounts, an additional payment calculated and paid as described in the Loan Agreement. Additionally, upon the occurrence of a Stockholder Approval Default, and thereafter if required by the terms of the Loan Agreement, the Issuer is obligated to offer for sale as soon as practicable in order to satisfy its payment obligations therein, pursuant to a registered offering in a manner provided in Article II of the Registration Rights Agreement, a quantity of Shares described in the Loan Agreement, the proceeds of which shall be used to repay to the Lender all amounts due under the Loan Agreement.
     H. Other Provisions
     The Loan Agreement also contains representations, warranties and covenants of the types customary in a secured lending arrangement of this size and purpose.
     Convertible Notes
     If the Issuer obtains the Stockholder Approval, Lender shall have the right, but not the obligation, to effect the Exchange.
     A. Maturity; Interest
     The maturity date of the Convertible Notes will be the same as the Maturity Date under the Loan Agreement. Interest on the Convertible Notes will accrue at a rate equal to 11.00% per annum, compounded monthly, and will be payable monthly in arrears in kind through issuance to Lender of additional Convertible Notes, up to and including the Maturity Date.
     B. Conversion; Anti-Dilution
     The Convertible Notes will be convertible, in whole or in part, at any time and from time to time, into Shares at an initial per share conversion price equal to $3.78 (the “Conversion Price”), subject to anti-dilution adjustments described below.
     The Convertible Notes will provide for customary anti-dilution protection and pre-emptive rights including (x)(i) full ratchet anti-dilution protection, including adjustments to the Conversion Price in the event of issuances of common stock or common stock equivalents at a price that is below the Conversion Price (with carve outs for options to employees and consultants under employee stock purchase and other equity plans in effect as of the Closing Date which are granted in the ordinary course of business and consistent with past practice) (“Full Ratchet Protection”), (ii) weighted average anti-dilution protection in the event of issuances of common stock or common stock equivalents at a price that is below the then-current market price of common stock (with carve outs for options to employees and consultants under employee stock purchase and other equity plans in effect as of the Closing Date which are granted in the ordinary course of business and consistent with past practice) (“Weighted Average Protection”),

Page 12 of 22 Pages

and (y) pre-emptive rights with respect to any issuances of common stock of the Issuer. The foregoing anti-dilution protections shall not apply to issuance of common stock or common stock equivalents: (i) at a price that is at or above the current market price at the time of issuance and (ii) for a total consideration of less than $10,000,000 during any 24-month period.
     C. Optional Redemption
     The Issuer may redeem the Convertible Notes, in whole or in part, at any time after the date that is five years after the Closing Date, at a redemption price equal to the principal amount of the Convertible Notes, plus accrued and unpaid interest thereon, if (i) the closing price of the Issuer’s common stock on any day on or after the fifth anniversary of the Closing Date has been greater than $30 for at least 40 consecutive trading days, which calculation may include the 40 trading days prior to the fifth anniversary of the Closing Date and (ii) at the time of any such redemption all the underlying common stock subject to such redemption is freely transferable by the Lender without any restriction pursuant to registration or exemption under all applicable securities laws.
     D. Redemption Upon Change of Control
     Upon change of control of the Issuer on or prior to the fourth anniversary of the Closing Date, Lender shall have the right to require the Issuer to purchase the Convertible Notes by paying the Issuer a redemption premium, calculated as a percentage of the principal amount of the Convertible Notes plus any accrued and unpaid interest thereon through the Redemption Date, equal to the following:

Year	Redemption Premium
1	104%
2	103%
3	102%
4	101%
     E. Security
     All payments and obligations under the Convertible Notes will be secured by a first priority lien on substantially all of the assets of the Issuer pursuant to the Security Agreement.
     F. Ranking
     The obligations under the Convertible Notes shall be senior indebtedness of the Issuer, ranking senior to all other indebtedness of the Issuer in all respects, including senior in right of payment in full in cash; provided, however, that notwithstanding such ranking and first priority security interest, the indebtedness of the Issuer under the Novartis Note shall not be required to be subordinated to, and shall rank pari passu in right of payment with, the obligations under the Convertible Notes. The obligations

Page 13 of 22 Pages

under the Convertible Notes shall be executed and delivered in substitution for, but not in satisfaction of, the obligations under the Loan Agreement and the other Loan Documents referred to therein and the obligations under the Convertible Notes shall not constitute a refinancing, substitution or novation of the obligations under the Loan Agreement and the other Loan Documents referred to therein.
     G. Other Provisions
     The Convertible Notes will also contain representations, warranties and covenants of the types customary in a secured lending arrangement of this size and purpose, and substantially identical to those in the Loan Agreement.
     Registration Rights Agreement
     In connection with the Investment Agreement and the Loan Agreement, the Issuer and the Investor executed a registration rights agreement (as it may be amended from time to time, the “Registration Rights Agreement”). The following is a summary description of the material terms of the Registration Rights Agreement and is qualified in its entirety by reference to the terms of the Registration Rights Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference. Each capitalized term that is not otherwise defined in this Section shall have the meaning ascribed to such term in the Registration Rights Agreement.
     The Issuer has agreed to grant registration rights to the Investor and any of their respective assignees that become parties to the Registration Rights Agreement (each an “Additional Holder” and together with the Investor, the “Holders” and each a “Holder”) with respect to the securities of the Issuer, including the Convertible Note, the Shares (including the Shares into which the Convertible Note is convertible) and the Warrants to purchase Shares, held by such entities at any time now or in the future, as set forth in more detail in the Registration Rights Agreement (the “Registrable Securities”).
     A. Demand Registration Rights
     Any Holder that owns at least 10% of the Registrable Securities may require the Issuer, on no more than three (3) occasions, to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to an offering of the Registrable Securities held by any such Holder.
     The Issuer is not required to effect any registration within three months after the effective date of a registration statement relating to any underwritten offering, including any such offering effected pursuant to a demand registration under the Registration Rights Agreement.
     B. Piggy-back Registration Rights
     If the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of any securities of the Issuer on a form that would permit registration of Registrable Securities, then the Holders will have the right to include their

Page 14 of 22 Pages

Registrable Securities in the registration statement, subject to the specific limitations set forth in the Registration Rights Agreement.
     C. Form S-3 Registration Rights
     Each of the Holders has the right to require, on an unlimited number of occasions, that the Issuer register their Registrable Securities on a “Form S-3” or other short-form registration statement that may be available, subject to the specific limitations set forth in the Registration Rights Agreement.
     D. Shelf Registration Rights
     In addition to the demand registration rights and other rights described above, within thirty (30) days of the date of the Registration Rights Agreement, the Issuer is required to file a shelf registration statement relating to all of the Registrable Securities (other than (a) the Convertible Note, (b) the Shares issued upon conversion of the Convertible Note, and (c) any and all additional Shares or securities that may be acquired or received by the Holders or issued or distributed or be issuable with respect thereto by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise, and any securities issued in exchange for or in replacement of the foregoing securities) for offerings on a continuous or delayed basis pursuant to Rule 415 under the Securities Act. In addition, within thirty (30) days following the date of the Exchange, the Issuer is required to file a shelf registration statement relating to the (a) the Convertible Note, (b) the Shares issued upon conversion of the Convertible Note, and (c) any and all additional Shares or securities that may be acquired or received by the Holders or issued or distributed or be issuable with respect thereto by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise, and any securities issued in exchange for or in replacement of the foregoing securities, for offerings on a continuous or delayed basis pursuant to Rule 415 under the Securities Act.
     E. Stockholder Approval Default
     In addition to the rights described above, upon the occurrence of a Stockholder Approval Default, the Issuer is required, as promptly as practicable, to register any or all of such securities of the Issuer as necessary in order to satisfy the Issuer’s payment obligations to the Investor in the event of a Stockholder Approval Default in the manner prescribed in Section 12.2(b) of the Loan Agreement as of the appropriate date of determination, as set forth in more detail in the Registration Rights Agreement. The Investor has piggy-back registration rights with respect to any such registration subject to the specific limitations set forth in the Registration Rights Agreement.
     In addition, the Registration Rights Agreement includes customary suspension, underwriter “cut back,” indemnification, expense reimbursement and contribution provisions.

Page 15 of 22 Pages

     Amendments to the Issuer’s By-Laws
     In connection with the transactions contemplated by the Loan Agreement and the Investment Agreement, the Issuer’s Board of Directors approved the following amendments to the Issuer’s By-Laws (the “By-Laws”):

•	The MHR Nominee may be nominated for election to the Board of Directors by the Investor for so long as the Investor shall continue to hold at least 2% of the shares of the Issuer’s outstanding Common Stock and that the MHR Nominee shall, to the extent permitted by law or any applicable rule or listing standard of any applicable securities exchange or market, be a member of each committee of the Board of Directors;

•	The Investor and the Board of Directors shall promptly select the Mutual Director, the Mutual Director shall be nominated for election to the Board of Directors and the Board of Directors shall elect the Mutual Director;

•	The Investor shall have the right to appoint the MHR Observer and the MHR Observer shall have the right to attend meetings of the Board of Directors and any committees thereof, solely in a non-voting capacity, and to receive all notices, written materials and other information given to directors in connection with such meetings, subject only to attorney-client privilege considerations;

•	The number of directors on the Board of Directors shall be fixed at five (instead of seven as was previously the case), and that such number may be decreased by action of the Board of Directors taken by the affirmative vote of a majority of the whole Board of Directors and that such number of directors may only be increased upon the unanimous vote or unanimous written consent of the Board of Directors;

•	Any vacancy on the Board of Directors created by the resignation, removal or other discontinuation of service as a member of the Board of Directors of the MHR Nominee shall be filed by an individual designated by the MHR Nominee prior to the effectiveness of such vacancy, other than in the case of removal of the MHR Nominee for cause;

•	Any vacancy on the Board of Directors created by the resignation, removal or other discontinuation of service as a member of the Board of Directors of the Mutual Director shall only be filed by an individual who shall have been nominated or approved in writing by both a majority of the Board of Directors and the Investor;

•	The existing removal provisions of the By-Laws be deleted in their entirety and replaced with provisions providing that any director, other than the MHR Nominee and the Mutual Director, may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares of common stock outstanding and entitled to vote at the election of directors and that the MHR Nominee and the Mutual Director, may be removed, with or without cause, by the affirmative vote of the holders of at least 85% of the shares of common stock outstanding and entitled to vote at the election of directors, provided that the stockholder vote requirement shall cease to have any force or effect

Page 16 of 22 Pages

after the Investor shall cease to hold at least 2% of the shares of the Issuer’s outstanding common stock.;

•	A quorum for the transaction of business must include the MHR Director and the Mutual Director while in office;

•	The rights in the By-Laws appurtenant to the Investor may only be altered, amended or repealed with the unanimous vote or written consent of the Board of Directors or the affirmative vote of the holders of at least 85% of the shares of common stock outstanding and entitled to vote at the election of directors, provided that the stockholder vote requirement shall cease to have any force or effect after the Investor shall cease to hold at least 2% of the shares of the Issuer’s outstanding common stock; and

•	The Board of Directors may not adopt any resolution setting forth, or call any meeting of stockholders for the purpose of approving, any amendment to the By-Laws that would affect the rights of the Investor set forth therein without a vote in favor of such resolution by the MHR Nominee for so long as the Investor continues to hold at least 2% of the shares of the Issuer’s outstanding common stock.

     The amendments to the By-Laws, as described herein, are attached as Exhibit 10 hereto and are incorporated by reference herein.
     In addition, in connection with the consummation of the transactions described in this Item 4, the Issuer and the Investor entered into customary related agreements.
Item 5. Interest in Securities of the Issuer
     According to information provided to the Reporting Persons by the Issuer, the number of Shares outstanding was 23,311,666 as of August 19, 2005. All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise of the warrants that may be acquired pursuant to the Warrant Purchase Option and the warrants currently owned by the Reporting Persons.
     (a) (i) Capital Partners (500) may be deemed the beneficial owner of 3,693,632 Shares (approximately 15.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). This number consists of (A) 2,856,736 Shares held for the account of Capital Partners (500), (B) 340,222 Shares that can be obtained by Capital Partners (500) upon exercise of warrants to acquire Shares and (C) 496,674 Shares that can be obtained by Capital Partners (500) upon the exercise of warrants that it can purchase pursuant to the Warrant Purchase Option.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 509,225 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 393,264 Shares held for the account of Capital Partners (100), (B) 47,152 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to

Page 17 of 22 Pages

acquire Shares and (C) 68,809 Shares that can be obtained by Capital Partners (100) upon the exercise of warrants that it can purchase pursuant to the Warrant Purchase Option.
          (iii) Advisors may be deemed the beneficial owner of 4,202,857 Shares (approximately 17.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 2,856,736 Shares held for the account of Capital Partners (500), (2) 340,222 Shares that can be obtained by Capital Partners (500) upon exercise of warrants to acquire Shares and (3) 496,674 Shares that can be obtained by Capital Partners (500) upon the exercise of warrants that it can purchase pursuant to the Warrant Purchase Option, and (B) (1) 393,264 Shares held for the account of Capital Partners (100), (2) 47,152 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (3) 68,809 Shares that can be obtained by Capital Partners (100) upon the exercise of warrants that it can purchase pursuant to the Warrant Purchase Option.
          (iv) Dr. Rachesky may be deemed the beneficial owner of 4,254,585 Shares (approximately 17.5% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 2,856,736 Shares held for the account of Capital Partners (500), (2) 340,222 Shares that can be obtained by Capital Partners (500) upon exercise of warrants to acquire Shares and (3) 496,674 Shares that can be obtained by Capital Partners (500) upon the exercise of warrants that it can purchase pursuant to the Warrant Purchase Option, (B) (1) 393,264 Shares held for the account of Capital Partners (100), (2) 47,152 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares and (3) 68,809 Shares that can be obtained by Capital Partners (100) upon the exercise of warrants that it can purchase pursuant to the Warrant Purchase Option, and (C) 51,728  Shares that can be obtained by the Funds upon the exercise of warrants that they can purchase pursuant to the Warrant Purchase Option.
     (b) (i) Capital Partners (500) may be deemed to have (x) the sole power to direct the disposition of 3,693,632 Shares which may be deemed to be beneficially owned by Capital Partners (500) as described above, and (y) the sole power to direct the voting of 3,693,632 Shares which may be deemed to be beneficially owned by Capital Partners (500) as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 509,225 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 509,225 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 4,202,857 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 4,202,857 Shares which may be deemed to be beneficially owned by Advisors as described above.
          (iv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 4,254,585 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 4,254,585

Page 18 of 22 Pages

Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) On September 23, 2005, Capital Partners (500) and Capital Partners (100) sold in a private transaction Warrants to purchase an aggregate of 550,127 Shares for an aggregate purchase price of $550,127 (representing a per Warrant purchase price of $1.00).
     Except for the transactions described in the previous paragraph and those described under paragraph E under the description of the Investment and Exchange Agreement under Item 4 above, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Capital Partners (500), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (500) in accordance with their partnership interests in Capital Partners (500).
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     In connection with the Investment Agreement, the Investor entered into the Registration Rights Agreement and Institutional Partners IIA entered into the Loan Agreement and received the note under the Loan Agreement, each as described in Item 4 above. The information set forth in Items 4 and 5(c) above is incorporated herein by reference.
     As described in the Schedule 13G, each of Capital Partners (500) and Capital Partners (100) also hold warrants to purchase Shares, which are presently exercisable. As of the date hereof, Capital Partners (500) holds warrants to purchase 340,222 Shares and Capital Partners (100) holds warrants to purchase 47,152 Shares. Certain of the Shares and warrants held for the accounts of Capital Partners (500) and Capital Partners (100) were acquired through the purchase of units of the Issuer. Each such unit consisted of one Share and warrants to purchase 0.375 Shares.

Page 19 of 22 Pages

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated as of October 3, 2005, by and among Capital Partners (500), Advisors and Dr. Rachesky.
2	Investment and Exchange Agreement, dated as of September 26, 2005, by and among the Issuer and the Investor (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed September 30, 2005) (Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule).
3	Senior Secured Term Loan Agreement, dated as of September 26, 2005 (the “Loan Agreement”), by and between the Issuer, as Borrower, and Institutional Partners II A, as Lender (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005) (Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule).
4	Pledge and Security Agreement, dated as of September 26, 2005, between the Issuer and Institutional Partners IIA, on behalf of and for the benefit of the Lenders under the Loan Agreement (incorporated by reference to Exhibit 10.7 to Issuer’s Current Report on Form 8-K filed September 30, 2005). Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule.
5	Registration Rights Agreement, dated as of September 26, 2005, by and between the Issuer and the Investor (incorporated by reference to Exhibit 10.8 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
6	Amendment to Warrant A3, dated as of September 26, 2005, by and between the Issuer and Capital Partners (100) (incorporated by reference to Exhibit 10.4 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
7	Amendment to Warrant A4, dated as of September 26, 2005, by and between the Issuer and Capital Partners (500) (incorporated by reference to Exhibit 10.5 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
8	Amendment No. 1, dated as of September 26, 2005, to Rights Agreement, dated as of February 23, 1996 and restated as of June 7, 2001, between the Issuer and Mellon Investor Service, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
9	Form of Convertible Note between the Issuer and the Investor (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
10	Amendment to the By-Laws of the Issuer (incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
11	Form of Warrant to purchase Shares (incorporated by reference to Exhibit 10.6 to Issuer’s Current Report on Form 8-K filed September 30, 2005).

Page 20 of 22 Pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 6, 2005	MHR CAPITAL PARTNERS (500) LP
	By:	MHR Advisors LLC,
its General Partner

By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR ADVISORS LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MARK H. RACHESKY, M.D.
By:	/s/ Mark H. Rachesky

Page 21 of 22 Pages

Annex A
Directors and officers of MHR Advisors LLC

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D. (United States)	Managing Member and Principal	40 West 57th Street 24th Floor New York, NY 10019

Hal Goldstein (United States)	Vice President and Principal	40 West 57th Street 24th Floor New York, NY 10019

Page 22 of 22 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated as of October 3, 2005, by and among Capital Partners (500), Advisors and Dr. Rachesky.
2	Investment and Exchange Agreement, dated as of September 26, 2005, by and among the Issuer and the Investor (incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed September 30, 2005) (Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule).
3	Senior Secured Term Loan Agreement, dated as of September 26, 2005 (the “Loan Agreement”), by and between the Issuer, as Borrower, and Institutional Partners II A, as Lender (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005) (Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule).
4	Pledge and Security Agreement, dated as of September 26, 2005, between the Issuer and Institutional Partners IIA, on behalf of and for the benefit of the Lenders under the Loan Agreement (incorporated by reference to Exhibit 10.7 to Issuer’s Current Report on Form 8-K filed September 30, 2005). Exhibits, schedules or similar attachments to this Exhibit have not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit or schedule.
5	Registration Rights Agreement, dated as of September 26, 2005, by and between the Issuer and the Investor (incorporated by reference to Exhibit 10.8 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
6	Amendment to Warrant A3, dated as of September 26, 2005, by and between the Issuer and Capital Partners (100) (incorporated by reference to Exhibit 10.4 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
7	Amendment to Warrant A4, dated as of September 26, 2005, by and between the Issuer and Capital Partners (500) (incorporated by reference to Exhibit 10.5 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
8	Amendment No. 1, dated as of September 26, 2005, to Rights Agreement, dated as of February 23, 1996 and restated as of June 7, 2001, between the Issuer and Mellon Investor Service, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
9	Form of Convertible Note between the Issuer and the Investor (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
10	Amendment to the By-Laws of the Issuer (incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed September 30, 2005).
11	Form of Warrant to purchase Shares (incorporated by reference to Exhibit 10.6 to Issuer’s Current Report on Form 8-K filed September 30, 2005).